SECURITIES AND EXCHANGE COMMISSION

06009676

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Trust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock (City) Arkansas (State) 72212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dianne Taylor (501) 907-2295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD,LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Eason, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Trust Investments, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 4-1-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Accountant's Report of the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delta Trust Investments, Inc.
December 31, 2005 and 2004

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc. (a wholly-owned subsidiary of Delta Trust and Bank) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.

BKD, LLP

Little Rock, Arkansas
January 20, 2006

Delta Trust Investments, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

Assets

	2005	2004
Cash	$ 22,482	$ 8,608
Deposits with clearing organizations (cash of $36,980 and $599 and securities with a market value of $1,009,137 and $774,171, for 2005 and 2004, respectively)	1,046,117	774,770
Other receivables	441,387	321,892
Furniture and equipment, at cost, less accumulated depreciation of $57,446 and $44,149 for 2005 and 2004, respectively	34,884	44,430
Other assets	33,792	37,670
Total assets	$ 1,578,662	$ 1,187,370

Liabilities and Stockholder's Equity

	2005	2004
Payable to clearing organization	$ 100,000	$ —
Accounts payable and accrued expenses	233,925	155,911
Income taxes payable to affiliate	112,458	73,272
Deferred income taxes	13,229	13,510
Total liabilities	459,612	242,693
Stockholder's equity		
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Additional paid-in capital	1,175,500	1,175,500
Retained earnings (deficit)	(61,450)	(235,823)
Total stockholder's equity	1,119,050	944,677
Total liabilities and stockholder's equity	$ 1,578,662	$ 1,187,370

Delta Trust Investments, Inc.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions	$ 1,822,438	$ 1,560,918
Interest income	151,109	123,593
	1,973,547	1,684,511
Expenses		
Employee compensation and benefits	1,084,698	958,554
Brokerage and clearance fees	166,375	162,927
Regulatory fees	30,473	32,551
Communications and data processing	23,610	22,318
Equipment costs	39,581	46,540
Promotional costs	81,269	42,475
Professional fees	19,611	22,168
Occupancy	76,175	78,341
Other	167,589	157,366
	1,689,381	1,523,240
Income Before Income Taxes	284,166	161,271
Provision for Income Taxes	109,793	68,701
Net Income	$ 174,373	$ 92,570

Delta Trust Investments, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2005 and 2004

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2004	$ 5,000	$ 1,160,320	$ (328,393)	$ 836,927
Net income	—	—	92,570	92,570
Capital contributions	—	15,180	—	15,180
Balance, December 31, 2004	5,000	1,175,500	(235,823)	944,677
Net income	—	—	174,373	174,373
Balance, December 31, 2005	$ 5,000	$ 1,175,500	$ 61,450	$ 1,119,050

See Notes to Financial Statements

Delta Trust Investments, Inc.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net income	$ 174,373	$ 92,570
Items not requiring (providing) cash		
Depreciation	13,297	16,771
Deferred income taxes	(281)	2,499
Compensation in stock	—	15,180
Realized loss on sale of fixed assets	—	9,455
Changes in		
Deposits with clearing organizations	(271,347)	(19,694)
Income taxes payable	39,186	43,620
Other receivables	(119,495)	(284,591)
Other assets	3,878	4,707
Accounts payable and accrued expenses	78,014	115,871
Payable to clearing organization	100,000	(6,360)
Net cash provided by (used in) operating activities	17,625	(9,972)
Investing Activities		
Purchase of property and equipment	(3,751)	(3,477)
Proceeds from the sales of premises and equipment	—	1,127
Net cash used in investing activities	(3,751)	(2,350)
Increase (Decrease) in Cash	13,874	(12,322)
Cash, Beginning of Year	8,608	20,930
Cash, End of Year	$ 22,482	$ 8,608

See Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company (a wholly-owned subsidiary of Delta Trust & Bank, which is a wholly-owned subsidiary of Delta Trust and Banking Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds to individuals.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2005 and 2004, no amounts were required to be segregated pursuant to federal and other regulations.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Significant Accounting Policies

Commission revenue and related expenses are recorded on a trade date basis.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Delta Trust and Bank, and its parent Delta Trust and Banking Corporation and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Employee Benefit Plans

At December 31, 2005, the Company has a stock-based employee compensation plan, which is described more fully in *Note 5*. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	Years Ended December 31, 2005	2004
Net income, as reported	$ 174,373	$ 92,570
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	12,510	11,511
Pro forma net income	$ 161,863	$ 81,059

Note 2: Income Taxes

The provision for income taxes includes these components:

	2005	2004
Taxes currently payable	$ 109,512	$ 66,202
Deferred income taxes	(281)	2,499
Income tax expense	$ 109,793	$ 68,701

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax benefit is shown below:

	2005	2004
Computed at the statutory rate (34%)	$ 96,616	$ 54,832
Increase resulting from		
Nondeductible meals and entertainment	2,383	2,491
State income taxes	10,794	7,744
Other	—	3,634
	$ 109,793	$ 68,701

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax liabilities		
Accumulated depreciation	$ 3,557	$ 4,653
Prepaid assets	9,672	8,857
Net deferred tax liability	$ 13,229	$ 13,510

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had:

	2005	2004
Net capital	$ 588,804	$ 525,202
Required net capital	250,000	250,000
Excess net capital	$ 338,804	$ 275,202
Ratio of aggregate indebtedness to net captial	.76 to 1	.44 to 1

Note 4: Related Party Transactions

The Company has entered into agreements with Delta Trust and Bank where the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense in 2005 and 2004. Reimbursements for services in 2005 and 2004 amounted to $118,062 and $86,311, respectively. Reimbursements for rent in 2005 and 2004 amounted to $60,112 and $58,808. The Company has entered into an agreement with Delta Trust Insurance Agency, Inc. where the Company has agreed to provide various services for Delta Trust Insurance Agency, Inc. and Delta Trust Insurance Agency, Inc. has agreed to reimburse the Company for its costs of those services. At December 31, 2005 and 2004, the Company had the following receivables from related parties, which are included in other receivables.

	2005	2004
Delta Trust Insurance Agency, Inc.	$ 3,971	$ 4,863

Note 5: Employee Benefit Plans

The Company participates in a multi-employer 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. There were no contributions to the plan in 2005 and 2004.

The Company has a fixed option plan under which the Corporation may grant options to acquire shares of its common stock to selected employees of the Company. The options vest over a period of five years. The exercise price of each option is intended to equal the fair value of the Corporation's stock on the date of grant. An option's maximum term is 10 years.

A summary of the status of the plan at December 31, 2005 and 2004, and changes during the years then ended is presented below:

	2005		2004	
	Corporation Shares	Weighted-Average Exercise Price	Corporation Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,090	$ 232.03	955	$ 228.23
Granted	25	270.00	135	258.89
Forfeited	(25)	270.00	—	—
Outstanding, end of year	1,090	$ 232.03	1,090	$ 232.03
Options exercisable, end of year	829	227.62	616	226.38

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

	2005	2004
Dividend yields	0.00%	0.00%
Volatility factors of expected market price of common stock	0.00%	0.00%
Risk-free interest rates	4.22%	4.18%
Expected life of options	10 years	10 years
Weighted-average fair value of options granted during the year	$ 92.17	$ 68.93

The following table summarizes information about stock options under the plan outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$225 to $270	1,090	6 years	$232.03	829	$227.62

Supplementary Information

Delta Trust Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2005 and 2004

	2005	2004
Net Capital		
Total stockholder's equity	$ 1,119,050	$ 944,677
Deductions		
Furniture and equipment, net	34,884	44,430
Other receivables	441,387	321,892
Other assets	33,792	37,670
Haircuts on securities	20,183	15,483
Total deductions	530,246	419,475
Net capital	588,804	525,202
Minimum required net capital	250,000	250,000
Net capital in excess of minimum requirement	$ 338,804	$ 275,202
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 446,383	$ 229,183
Ratio of Aggregate Indebtedness to Net Capital	.76 to 1	.44 to 1

There were no variances between this computation of net capital and the Registrant's computation filed with Part II of Form X-17A-5 as of December 31, 2005 and 2004. Accordingly, no reconciliation is necessary.

Delta Trust Investments, Inc.
Computation for Determination of the Reserve Requirement
Under Exhibit A of Rule 15c3-3
December 31, 2005

	Credits	Debits
Free credit balances and other credit balances in customers' securities accounts.	$ —	
Monies borrowed collateralized by securities carried for the accounts of customers, including letters of credit.	—	
Customers' securities failed to receive including amounts required by Note D, Exhibit A, Rule 15c3-3.	—	
Credit balances in firm accounts and correspondent accounts which are attributable to principal sales to customers.	—	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over seven calendar days.	—	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3.		$ —
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		—
Failed to deliver of customers' securities not older than 30 calendar days.		—
Margin required and on deposit at the Options Clearing corporation.		—
Excess of total credits over total debits		—
Required deposit	None	

The Company clears all customer transactions on a fully-disclosed basis through a clearing broker and does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, there are no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Registrant's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

Delta Trust Investments, Inc.
Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2005 and 2004

	2005	2004
1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3.	—	—
A. Number of items	—	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	—	—
A. Number of items	—	—

The Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer.

Independent Accountants' Report on the Internal Control Structure

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Delta Trust Investments, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of the customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
January 20, 2006